SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

EZCHIP SEMICONDUCTOR LTD.
(Name of Registrant)

1 Hatamar Street, P.O.B. 527, Yokneam 20692, ISRAEL
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-163353 and 333-164332 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932, 333-148933. 333-164330, 333-164331, 333-170900, 333-170901 and 333-179491.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZCHIP SEMICONDUCTOR LTD. (Registrant) By: /s/ Dror Israel —————————————— Dror Israel Chief Financial Officer
Date: February 12, 2014

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

Contact:
Ehud Helft / Kenny Green
CCG Investor Relations
ezchip@ccgisrael.com
Tel: (US) 1 646 201 9246

FOR IMMEDIATE RELEASE

EZCHIP ANNOUNCES RECORD FOURTH QUARTER AND
FULL YEAR 2013 RESULTS

Yokneam, Israel, February 12, 2014 – EZchip Semiconductor Ltd. (NASDAQ: EZCH), a leader in Ethernet network processors, today announced its results for the fourth quarter and full year ended December31, 2013.

Fourth Quarter and Full Year 2013 Highlights:

•	Revenues of $70.9 million for 2013 and $20.1 million for the fourth quarter

•	Gross margin, on a GAAP basis, was 83.0% for 2013 and 81.7% for the fourth quarter

•	Gross margin, on a non-GAAP basis, was 83.4% for 2013 and 82.1% for the fourth quarter

•	Net income, on a GAAP basis, was $21.7 million for 2013 and $6.5 million for the fourth quarter

•	Net income, on a non-GAAP basis, was $35.6 million for 2013 (50% of revenues) and $10.1 million for the fourth quarter (50% of revenues)

•	Operating cash flow of $37.6 million for 2013 and $12.9 million for the fourth quarter

•	Net cash at end of 2013 was $202.9 million

Fourth Quarter 2013 Results:

Total revenues in the fourth quarter of 2013 were $20.1 million, an increase of 32% compared to $15.2 million in the fourth quarter of 2012, and an increase of 7% compared to $18.8 million in the third quarter of 2013.

Net income, on a GAAP basis, for the fourth quarter of 2013 was $6.5 million, or $0.22 per share (diluted), compared to net income of $4.8 million, or $0.17 per share (diluted), in the fourth quarter of 2012, and net income of $6.5 million, or $0.22 per share (diluted), in the third quarter of 2013.

Net income, on a non-GAAP basis, for the fourth quarter of 2013 was $10.1 million, or $0.34 per share (diluted), compared to non-GAAP net income of $7.8 million, or $0.26 per share (diluted), in the fourth quarter of 2012, and non-GAAP net income of $10.1 million, or $0.33 per share (diluted), in the third quarter of 2013.

Cash, cash equivalents, marketable securities and deposits as of December 31, 2013, totaled $202.9 million, compared to $190.6 million as of September 30, 2013. Cash generated from operations was $12.9 million, cash used in investing activities was $0.7 million and cash provided by financing activities (resulting from the exercise of options) was $0.1 million.

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

Full Year 2013 Results:

Total revenues for the year ended December 31, 2013 were $70.9 million, a year-over-year increase of 30% compared to $54.7 million in 2012.

Net income on a GAAP basis for 2013 was $21.7 million, or $0.74 per share (diluted), compared to net income of $15.7 million, or $0.54 per share (diluted), in 2012.

Net income on a non-GAAP basis for 2013 was $35.6 million or $1.18 per share (diluted), compared with non-GAAP net income of $27.1 million, or $0.92 per share (diluted), in 2012.

Cash, cash equivalents, marketable securities and deposits as of December 31, 2013, totaled $202.9 million, compared to $168.0 million as of December 31, 2012. Cash generated from operations was $37.6 million, cash used in investing activities was $3.5 million, cash provided by financing activities (resulting from the exercise of options) was $1.4 million and a decrease of $0.6 million resulted from cash adjustment of marketable securities, net.

Eli Fruchter, CEO of EZchip, commented, “2013 has been a record year for EZchip in revenues, operating and net income. Revenues increased 30% year over year with an outstanding 50% net margin. We believe our 2013 growth likely exceeded the growth in the merchant NPU market and the growth in the edge routing market, and that such growth likely resulted in an increase to our market share in 2013.

“During the year, we completed the transition from NP-2 and NP-3 to NP-4 and we are pleased to confirm that all our NP-4 customers and all NP-4 platforms are now in production. NP-4 entered production at the end of 2011, exceeded the NP-3 run rate at the end of 2012, and generated more than 50% of our revenues in 2013, representing over 100% increase from 2012. We expect NP-4 revenues to continue to increase in 2014, assuming the router spending level the market experienced in 2013 continues and our key customers continue to gain market share.

“In 2013 we sampled the NP-5, our fifth generation NP, that is now being used by our customers to build their NP-5 based platforms.  We expect these platforms to enter production in the second half of 2014. We have provided our customers with a new product generation every three years and we are proud to report that we have been able to gain more customers and design wins as we move from each generation to the next. We believe that NP-5 is on track to be yet another successful product.

“In 2013 we also laid the foundation for a transition to the NPS line of network processors, targeting many different market segments such as switches and routers, network monitoring, lawful interception, network appliances, load balancers, DPI, security, network virtualization, NFV and SDN, all with a single chip. We believe that we will be able to win in these market segments and significantly diversify our customer base as a result, thereby reducing our current customer concentration. Tier-1 customers in all these market segments have expressed a strong interest in NPS and we believe that the NPS will start gaining customer wins in the second half of 2014, which implies customer product prototypes in 2015 and the start of production in 2016.”

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

Conference Call

The Company will be hosting a conference call later today, February 12, 2014, at 10:00am ET, 7:00am PT, 3:00pm UK time and 5:00pm Israel time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate through the live webcast, please access the investor relations section of the Company’s web site at: http://www.ezchip.com/investor_relations.htm, at least 10 minutes before the conference call commences. If you would like to ask a question on the call, please contact the investor relations team for the telephone dial in numbers.

For those unable to listen to the live webcast, a replay of the webcast will be available the day after the call under the 'Investor Relations' section of the website.

Use of Non-GAAP Financial Information

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which EZchip believes are the principal indicators of the operating and financial performance of its business. The non-GAAP financial measures exclude the effects of stock-based compensation expenses recorded in accordance with FASB ASC 718 and amortization of intangible assets. Management believes the non-GAAP financial measures provided are useful to investors’ understanding and assessment of the Company’s on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the Company.  Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance.  However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP.  Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

About EZchip

EZchip is a fabless semiconductor company that provides Ethernet network processors for networking equipment. EZchip provides solutions that scale from a few to hundreds of Gigabits-per-second. EZchip's network processors provide great flexibility and high performance coupled with superior integration and power efficiency for a wide range of applications in carrier, cloud and data center network equipment.  For more information on our company, visit the web site at http://www.ezchip.com.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance.  These statements are only predictions based on EZchip's current expectations and projections about future events based on its current knowledge.  There are important factors that could cause EZchip's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.  Those factors include, but are not limited to, the impact of general economic conditions, competitive products (including in-house customer developed products), product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other factors indicated in EZchip's filings with the Securities and Exchange Commission (SEC).  For more details, refer to EZchip's SEC filings and the amendments thereto, including its Annual Report on Form 20-F filed on March 21, 2013 and its Current Reports on Form 6-K. EZchip undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

-- tables to follow --

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd. Condensed Consolidated Statements of Operations (U.S. Dollars in thousands, except per share amounts) (Unaudited)
	Three Months Ended			Twelve Months Ended
	Dec. 31,	Sept. 30,	Dec. 31,	Dec. 31,	Dec. 31,
	2013	2013	2012	2013	2012

Revenues	$20,097	$18,804	$15,207	$70,850	$54,707
Cost of revenues	3,680	2,926	2,555	12,022	9,118
Gross profit	16,417	15,878	12,652	58,828	45,589

Operating expenses:
Research and development, net	6,923	6,527	5,180	25,815	19,736
Selling, general and administrative	3,527	3,310	3,220	13,363	12,634
Total operating expenses	10,450	9,837	8,400	39,178	32,370

Operating income	5,967	6,041	4,252	19,650	13,219
Financial income, net	546	487	587	2,048	2,432
Net income	$6,513	$6,528	$4,839	$21,698	$15,651

Net income per share:
Basic	$0.23	$0.23	$0.17	$0.76	$0.56
Diluted	$0.22	$0.22	$0.17	$0.74	$0.54
Weighted average shares used in per share calculation:
Basic	28,825,291	28,717,575	28,233,299	28,628,798	27,981,243

Diluted	29,171,552	29,151,003	28,869,499	29,188,736	28,842,408

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd. Reconciliation of GAAP to Non-GAAP Measures (U.S. Dollars in thousands, except per share amounts) (Unaudited)

	Three Months Ended			Twelve Months Ended
	Dec. 31,	Sept. 30,	Dec. 31,	Dec. 31,	Dec. 31,
	2013	2013	2012	2013	2012

GAAP gross profit	$16,417	$15,878	$12,652	$58,828	$45,589
Stock-based compensation	73	73	74	292	298

Non-GAAP gross profit	$16,490	$15,951	$12,726	$59,120	$45,887

GAAP gross profit as percentage of revenues	81.7%	84.4%	83.2%	83.0%	83.3%
Non-GAAP gross profit as percentage of revenues	82.1%	84.8%	83.7%	83.4%	83.9%

GAAP operating expenses	$10,450	$9,837	$8,400	$39,178	$32,370
Stock-based compensation:
Research and development	(2,045)	(2,044)	(1,563)	(7,963)	(6,026)
Selling, general and administrative	(1,515)	(1,425)	(1,265)	(5,665)	(4,874)
Amortization of intangible assets:
Selling, general and administrative	--	--	(51)	--	(204)

Non-GAAP operating expenses	$6,890	$6,368	$5,521	$25,550	$21,266

GAAP operating income	$5,967	$6,041	$4,252	$19,650	$13,219

Non-GAAP operating income	$9,600	$9,583	$7,205	$33,570	$24,621

GAAP net income	$6,513	$6,528	$4,839	$21,698	$15,651
Stock-based compensation	3,633	3,542	2,902	13,920	11,198
Amortization of purchased intangible assets	--	--	51	--	204

Non-GAAP net income	$10,146	$10,070	$7,792	$35,618	$27,053

Non-GAAP net income per share - Diluted	$0.34	$0.33	$0.26	$1.18	$0.92
Non-GAAP weighted average shares - Diluted*	30,213,501	30,164,874	29,634,765	30,074,563	29,473,851

* In calculating diluted non-GAAP net income per share, the diluted weighted average number of shares outstanding excludes the effects of stock-based compensation expenses in accordance with FASB ASC 718.

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd.
Condensed Consolidated Balance Sheet
(U.S. Dollars in thousands)

	December 31,	December 31,
	2013	2012
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash, cash equivalents, marketable securities and deposits	$202,865	$167,968
Trade receivables, net	7,416	4,813
Other receivables	3,153	4,305
Inventories	5,969	4,523
Total current assets	219,403	181,609

NON CURRENT ASSETS:
Severance pay fund	7,416	6,066
Long term investment and others	364	358
Total non current assets	7,780	6,424

PROPERTY AND EQUIPMENT, NET	2,114	1,285

INTANGIBLE ASSETS, NET	4,127	1,000

GOODWILL	96,276	96,276

TOTAL ASSETS	$329,700	$286,594

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$3,951	$571
Other payables and accrued expenses	7,309	5,401
Total current liabilities	11,260	5,972

ACCRUED SEVERANCE PAY	8,164	6,977

SHAREHOLDERS’ EQUITY:
Share capital	164	161
Additional paid-in capital	328,003	312,723
Accumulated other comprehensive income	437	787
Accumulated deficit	(18,328)	(40,026)
Total shareholders’ equity	310,276	273,645

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$329,700	$286,594

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd.
Selected Condensed Consolidated Cash Flow Data on a Non-GAAP Basis
(U.S. Dollars in thousands)
(Unaudited)

	Three Months Ended			Twelve Months Ended
	Dec. 31,	Sept. 30,	Dec. 31,	Dec. 31,	Dec. 31,
	2013	2013	2012	2013	2012
Cash flows from operating activities:
Net income	$6,513	$6,528	$4,839	$21,698	$15,651
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	161	158	183	603	661
Decrease (increase) in trade and other receivables, net	1,026	(2,083)	(1,852)	(1,198)	2,331
Decrease (increase) in inventory	(678)	584	948	(1,446)	1,265
Increase (decrease) in trade payables and other accrued liabilities, net	2,199	1,605	138	3,990	(1,400)
Stock-based compensation	3,633	3,542	2,902	13,920	11,198

Net cash provided by operating activities	12,854	10,334	7,158	37,567	29,706

Cash flows from investing activities:
Purchase of property and equipment	(151)	(846)	(239)	(1,597)	(1,008)
Purchase of technology	(533)	(1,163)	--	(1,827)	(500)

Net cash used in investing activities	(684)	(2,009)	(239)	(3,424)	(1,508)

Cash flows from financing activities:
Proceeds from exercise of options	79	450	1,027	1,363	12,890

Net cash provided by financing activities	79	450	1,027	1,363	12,890

Cash adjustment of marketable securities, net*	(14)	(20)	(59)	(609)	110

Increase in cash, cash equivalents, marketable securities and deposits	12,235	8,755	7,887	34,897	41,198

Cash, cash equivalents, marketable securities and deposits at the beginning of the period	190,630	181,875	160,081	167,968	126,770

Cash, cash equivalents, marketable securities and deposits at the end of the period	$202,865	$190,630	$167,968	$202,865	$167,968

* Including unrealized gain (loss) on marketable securities, accumulated interest accretion and amortization of discount and premium on marketable securities.